505 Montgomery Street, Suite 1900 San Francisco, California 94111-2562 Tel: (415) 391-0600 Fax: (415) 395-8095 www.lw.com FIRM / AFFILIATE OFFICES
October 26, 2004	Boston Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Milan Moscow	New Jersey New York Northern Virginia Orange County Paris San Diego San Francisco Silicon Valley Singapore Tokyo Washington, D.C.
VIA EDGAR AND VIA HAND DELIVERY	File No. 038284-0001

Elaine Wolff, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Digital Realty Trust, Inc.

           Amendment No. 4 to Registration Statement on

           Form S-11 Filed October 26, 2004

           File No. 333-117865

Dear Ms. Wolff:

On behalf of Digital Realty Trust, Inc. (the “Company”), enclosed herewith is Amendment No. 4 to the Company’s Registration Statement on Form S-11 (the “Registration Statement”), as filed with the Securities and Exchange Commission on October 26, 2004 (the “Amendment”). The Company has amended the Registration Statement in response to comments contained in the letter from the Staff, dated October 25, 2004 (the “Comment Letter”), and addressed to Mr. Michael F. Foust, Chief Executive Officer of the Company. The responses in this letter are based on representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter. We will separately deliver copies of the Amendment, marked to show changes responsive to the Comment Letter, to members of the Staff specified in the Comment Letter.

For ease of review, we have set forth the numbered comments of the Comment Letter and the Company’s responses thereto.

Elaine Wolff

October 26, 2004

General

1.	We note your response to our prior comment 2. Please provide supplemental support for the statement on page 73 that “[s]ince inception, our predecessor has made selective acquisitions … at prices which are at or below the replacement cost.” [emphasis added]

Response: The Company respectfully submits that, according to Gartner and the Company’s own industry knowledge, the cost to construct telecommunications and information technology infrastructure properties can range from $300 to $1,000 per square foot. These amounts exceed the $165 per square foot average purchase price paid by the Digital Realty Predecessor for the telecommunications and information technology infrastructure properties located in the U.S. that it will contribute to the Company. An excerpt from the Gartner report was included in the supplemental binder of support materials provided to the Staff in response to comment 4 to the Staff’s letter dated September 2, 2004 and a consent to use the information from the Gartner report is filed as Exhibit 99.3 to the Registration Statement.

The following table lists the net rentable square feet, acquisition cost and cost per square foot of the U.S. telecommunications and information technology infrastructure properties acquired by the Digital Realty Predecessor:

Building	Net Rentable SF	Acquisition Cost	Cost/SF
Univision Tower	477,107	$92,500,000.00	$193.88
Carrier Center	449,254	$75,000,000.00	$166.94
36 Northeast Second Street	162,140	$31,000,000.00	$191.19
VarTec Building	135,250	$12,000,000.00	$88.72
Hudson Corporate Center	311,950	$57,030,000.00	$182.82
Savvis Data Center	300,000	$60,000,000.00	$200.00
AboveNet Data Center	179,489	$36,500,000.00	$203.36
Webb at LBJ	365,449	$45,850,000.00	$125.46
NTT/Verio Premier Data Center	130,752	$28,500,000.00	$217.97
eBay Data Center	62,957	$14,300,000.00	$227.14
Brea Data Center	68,807	$10,150,000.00	$147.51
AT&T Web Hosting Facility	250,191	$13,500,000.00	$53.96

Totals	2,893,346	$476,330,000.00	$164.63

Elaine Wolff

October 26, 2004

Prospectus Summary, page 1

Material Benefits to Related Parties, page 11

2.	We note your new disclosure in the third bullet. Please disclose that the customary prorations relate to the apportionment of rents, taxes, utilities and other operating costs.

Response: In response to the Staff’s comment, the Company has revised the referenced bullet to provide the requested disclosure.

Unsecured Credit Facility, page 13

3.	Please supplementally provide us a copy of the credit facility commitment.

Response: In response to the Staff’s comment, the Company is supplementally providing the Staff the credit facility commitment letter. In addition, the Company has filed the form of Credit Facility as new Exhibit 10.37 with the Amendment.

Dilution, page 45

4.	Expand footnote (1), (2) and (4) to show your calculation of the numerator and denominator used in the calculation of net tangible book value per share amounts presented in the table since they are not readily determinable from the pro forma financial statements

Response: In response to the Staff’s comment, the Company has revised the referenced footnotes to provide the requested disclosure.

Financial Statements

Pro Forma Condensed Financial Statements, pages F-4 through F-18

5.	Revise the pro forma financial statements to give effect to the PEO agreement described on page 114 or advise us why it is not appropriate to do so under Article 11 of Regulation S-X.

Response: The Company respectfully submits that the historical asset management fee reflected in note (FF) to the pro forma financial statements already includes the Company’s historical human resources expenses. Although it is not possible to specifically identify and remove the portion of the historical asset management fee attributable to such human resources expenses, the Company does not believe that such amount is materially different from the costs the Company will incur post-offering, including costs under the PEO agreement. Accordingly, additionally giving pro forma effect to the PEO Agreement would effectively double-count the Company’s human resources expenses and it is therefore not necessary to do so under Article 11 of Regulation S-X.

Elaine Wolff

October 26, 2004

Note 3 Investments in Real Estate, Page F-33

6.	We have read and considered your response to comment 15. We note your conclusion that the missing elements taken as a whole are more than minor. Explain to us how you reached this conclusion. Separately address the uniqueness or scarcity of each inputs, processes and outputs that were not acquired that are necessary in order for the property to be self-sustaining, the time frame, the level of effort, and the cost required to obtain them relative to the fair value of the properties acquired quantified to the extent possible. Refer to EITF 98-3.

Response: EITF Issue No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, provides guidance on determining whether an asset group constitutes a business. Based on the discussion included in EITF 98-3, the Company concludes that its acquisitions of real estate do not constitute acquisitions of businesses; rather they are acquisitions of productive assets. Paragraph 6 of EITF 98-3 states:

The determination of whether a transferred set of assets and activities is or is not a business is a three-step process. First, one must identify the elements included in the transferred set. Second, one must compare the identified elements in the transferred set to the complete set of elements necessary for the transferred set to conduct normal operations in order to identify any missing elements. Third, if there are missing elements, one must make an assessment as to whether the missing elements cause one to conclude that the transferred set is not a business. That assessment is based on the degree of difficulty or the level of investment (relative to the fair value of the transferred set) necessary to obtain access to or to acquire the missing elements. If the degree of difficulty and level of investment necessary to obtain access to or to acquire the missing elements are not significant, then the missing elements are considered minor and their absence would not cause one to conclude that the transferred set is not a business. The determination of the degree of difficulty or level of investment necessary to obtain access to or to acquire the missing elements requires significant judgment and is dependent on the particular facts and circumstances.

Paragraph 6 of EITF 98-3 also states, “The assessment of whether excluded items are only minor should be made without regard to the attributes of the transferee and should consider such factors as the uniqueness or scarcity of the missing element, the time frame, the level of effort, and the cost required to obtain the missing element.”

Below is an analysis of the Company’s acquisition of properties, following the methodology set forth in Paragraph 6 of EITF 98-3:

Elaine Wolff

October 26, 2004

Step 1—Included Elements

The set of elements acquired when the Company purchases properties consist primarily of:

•	long-lived assets – land, buildings and improvements

•	in-place leases.

Step 2—Missing Elements

The set of elements generally not acquired when the Company purchases properties consist of, among other things:

•	employees

•	processes, including

o	computers and software

o	processes for leasing, cash receipts, cash disbursements, procurement, and other property and asset management processes

o	accounting, payroll and human resources management

o	legal (leasing, property management, litigation management and other)

o	risk management

o	maintenance and construction management

o	strategic management

•	relationships with prospective tenants, real estate brokers and others that provide access to potential tenants.

Step 3—Assessment

Operational Sustainability. The set of elements acquired in a real property purchase by the Company is not sufficient to enable the Company to continue to operate the properties as an ongoing business. The properties that the Company purchased did not have any employees to operate the properties, provide repairs and maintenance for the properties, collect rents, pay for goods, services and capital improvements, lease vacant space, identify prospective tenants, negotiate leases with prospective tenants, and provide accounting services. The missing employees were not simply senior management, but every level of functionality, including janitorial, maintenance, property management and operations, leasing, construction management, accounting, finance, and legal. The properties also do not have computers, software, processes for leasing, cash receipts, cash disbursements, procurement, and other property and asset management processes. Finally, the properties are not purchased with the relationships with prospective tenants and real estate brokers necessary to drive future revenues after existing leases expire.

Cost and Time. The cost to acquire the missing elements identified above is significant, as is the amount of time and effort required to acquire them. The Company has historically paid over $3.2 million per year to a subsidiary of CB Richard Ellis (“CB”) to

Elaine Wolff

October 26, 2004

provide asset management services related to the Company’s properties and also paid property management fees to CB and third party property managers of approximately $1.0 million for the year ended December 31, 2003. Additionally, the Company engaged CB and third party leasing agents who charged leasing commissions for services rendered to lease vacant space of $1.7 million in the aggregate for the year ended December 31, 2003. In summary, the Company paid a total of $5.9 million for only a subset of the “excluded items” during the year ended December 31, 2003 and this total would have been higher if the required assets and employees were not already in place. This sum is 9.4% of the Company’s revenues for the year ended December 31, 2003, 12.3% of the Company’s total expenses for the year ended December 31, 2003 and 19.0% of the Company’s total expenses before depreciation and amortization for the year ended December 31, 2003. In other words, significant expenditures that are greater than minor are required to put in place the missing elements to run a real property as an ongoing business. Moreover, there are relatively few providers of asset management and property management services that are competent to service the Company’s specialized telecommunications and information technology infrastructure and technology manufacturing properties. The Company was historically able to secure CB’s services in this regard solely because of CB’s equity investment in its predecessor. The Company believes that CB, in turn, developed the expertise and functionality to manage properties such as the Company’s only after many years in the business.

Scarcity. The operation, management, leasing, improvement and marketing of telecommunications and technology infrastructure properties and technology manufacturing facilities requires specialized industry knowledge and expertise and a unique set of relationships with real estate brokers and prospective tenants in the industry. The Company believes that employees with these specialized skill sets and attributes to manage, lease, and operate these specialized facilities are not widely available, and that it would require significant time and expense to hire such employees.

Conclusion

The set of elements acquired by the Company in a property purchase are not able to continue normal operations and sustain a revenue stream on a stand-alone basis. In fact, the Company does not anticipate that any of its properties will ever become self-sustaining. The missing inputs, processes and outputs required to transform a real property purchase into a sustainable business operation would be costly and time consuming for a transferee to put in place, and certain elements, including employees with specialized expertise, would be difficult to find at all. Accordingly, the set of elements acquired in the Company’s purchase of its real properties is not a business.

Elaine Wolff

October 26, 2004

Exhibits

7.	Please supplementally describe the nature of the publications containing the information for which consents have been filed as exhibits 99.2-5 and 99.9. In particular, please confirm that the information is not derived from reports or opinions specifically prepared for or at the request of the company.

Response: The Company supplementally confirms that the publications containing the information for which consents have been filed were prepared for the real estate or technology industry generally and were not specifically prepared for or at the request of the Company.

*    *    *    *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (213) 891-8371 or Keith Benson at (415) 646-8307 with any questions or comments regarding this correspondence.

Very truly yours,

/s/    Julian Kleindorfer

Julian Kleindorfer

of LATHAM & WATKINS LLP

Enclosures

cc:	Michael McTiernan, Esq., United States Securities and Exchange Commission
Michael	F. Foust, Digital Realty Trust, Inc.

EXECUTION COPY

CITIGROUP GLOBAL MARKETS INC.
CITICORP NORTH AMERICA, INC.
390 Greenwich Street
New York, New York 10013

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
MERRILL LYNCH CAPITAL CORPORATION
4 World Financial Center
North Tower
New York, New York 10080

September 28, 2004

DIGITAL REALTY TRUST, L.P.
2730 Sand Hill Road, Suite 280
Menlo Park, California 94025
Attention: A. William Stein
Chief Financial Officer

Digital Realty Trust, L.P.
$150,000,000 to $200,000,000 Senior Unsecured Revolving Credit Facility
COMMITMENT LETTER

Ladies and Gentlemen:

Citigroup Global Markets Inc. ("***CGMI***") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("***Merrill Lynch***" and, together with CGMI, the "***Arrangers***"), are pleased to inform Digital Realty Trust, L.P. (the "***Company***") of their several commitments to use their best efforts to arrange a syndicate of lenders (the "***Lenders***"), which will include, without limitation, Citicorp North America, Inc. ("***CNAI***" and together with CGMI, "***Citigroup***") and Merrill Lynch Capital Corporation ("***MLCC***"), for a $150,000,000 to $200,000,000 3-year Senior Unsecured Revolving Credit Facility with the Company as the borrower (the "***Facility***"), subject to the terms and conditions of this letter and the attached Annex I (collectively, and together with the Fee Letter referred to below, this "***Commitment Letter***"). Further, Merrill Lynch is pleased to inform the Company of its commitment to act as Syndication Agent for the Facility, subject to the terms and conditions of this Commitment Letter. In addition, the Arrangers are pleased to inform the Company of their several commitments to act as Joint Lead Arrangers and Joint Book Running Managers for the Facility, subject to the terms and conditions of this Commitment Letter (it being understood and agreed neither the Arrangers nor any of their affiliates are agreeing to underwrite the syndication of the Facility). Furthermore, CNAI is pleased to inform the Company of its commitment to act as Administrative Agent for the Facility, subject to the terms and conditions of this Commitment Letter. In addition, each of CNAI and MLCC is pleased to advise the Company of its several commitment to provide $40,000,000 of the Facility. The proceeds of the Facility will be used by the Company for acquisitions, development, working capital and general corporate purposes.

Section 1. Conditions Precedent. The commitments of Citigroup and Merrill Lynch hereunder are subject to: (i) the preparation, execution and delivery of mutually acceptable loan documentation incorporating substantially the terms and conditions outlined in this Commitment Letter (the "***Operative Documents***"); (ii) the absence of (A) any material adverse change in the business, condition (financial or otherwise), operations or prospects of Global Innovation Partners, LLC ("***GI Partners***"), the Company and

NYDOCS03/736296.6

their subsidiaries, taken as a whole, since December 31, 2003, and (B) any circumstance, change or condition in the loan syndication, financial or capital markets generally that, in the judgment of the Arrangers, could reasonably be expected to materially impair syndication of the Facility; (iii) the accuracy and completeness in all material respects of all representations that GI Partners or the Company makes to Citigroup and Merrill Lynch and all information that GI Partners or the Company furnishes to Citigroup and Merrill Lynch; (iv) compliance by the Company with the terms of this Commitment Letter, including, without limitation, the payment in full of all fees, expenses and other amounts payable under this Commitment Letter and the Fee Letter; (v) satisfactory completion of legal and financial due diligence by Citigroup and Merrill Lynch; and (vi) receipt of commitments for the Facility from Lenders of not less than $150,000,000 to $200,000,000 in the aggregate, subject to the terms and conditions of this Commitment Letter.

Section 2. Commitment Termination. The commitments of Citigroup and Merrill Lynch hereunder will terminate on the earlier of (a) the date the Operative Documents become effective, (b) the date of the closing of the initial public offering of common stock in Digital Realty Trust, Inc. and its registration as a public company with the Securities and Exchange Commission (the "***IPO***") and (c) December 31, 2004. Before such date, each of Citigroup and Merrill Lynch may terminate its commitment hereunder if any event occurs or information becomes available that, in its judgment, results or is reasonably likely to result in the failure to satisfy any condition set forth in Section 1.

Section 3. Syndication. The Arrangers will manage all aspects of the syndication of the Facility in consultation with the Company, including the timing of all offers to potential Lenders, the determination of the amounts offered to potential Lenders, the acceptance of commitments of the Lenders and the compensation to be provided to the Lenders.

The Company shall take all action as the Arrangers may reasonably request to assist the Arrangers in forming a syndicate acceptable to the Arrangers. The assistance the Company in forming such a syndicate shall include but not be limited to (i) making senior management and representatives of the Company available to participate in information meetings with potential Lenders at such times and places as the Arrangers may reasonably request, (ii) using the best efforts of the Company to ensure that the syndication efforts benefit from the lending relationships of the Company and (iii) providing the Arrangers with all information reasonably deemed necessary by the Arrangers to successfully complete the syndication.

To ensure an effective syndication of the Facility, the Company agrees that until the termination of the syndication (as determined by the Arrangers), it will not, nor will it permit any of its affiliates to, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt facility or debt security (including any renewals thereof), without the prior written consent of the Arrangers; *provided, however,* that the foregoing shall not limit the Company's ability (a) to issue commercial paper, equity or public debt securities or (b) in connection with the IPO, to issue commercial mortgage-backed securities or non-recourse bridge notes or to refinance existing non-recourse secured debt.

CNAI will act as the sole Administrative Agent for the Facility, and Merrill Lynch will act as sole Syndication Agent. No additional agents, co-agents or arrangers will be appointed, or other titles conferred, without the consent of the Arrangers.

Section 4. Fees. In addition to the fees described in Annex I, the Company shall pay the non-refundable fees set forth in the letter agreement dated the date hereof (the "***Fee Letter***") among the

NYDOCS03/736296.6

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Company, Citigroup and Merrill Lynch. The terms of the Fee Letter are an integral part of the commitment of Citigroup and Merrill Lynch hereunder and constitute part of this Commitment Letter for all purposes hereof.

Section 5. Indemnification. The Company shall indemnify and hold harmless Citigroup, Merrill Lynch, each Lender and each of their respective affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an "***Indemnified Party***") from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, fees and disbursements of counsel), joint or several, that may be incurred by or asserted or awarded against any Indemnified Party (including, without limitation, in connection with any investigation, litigation or proceeding or the preparation of a defense in connection therewith), in each case arising out of or in connection with or by reason of this Commitment Letter or the Operative Documents or the transactions contemplated hereby or thereby or any actual or proposed use of the proceeds of the Facility, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Party's gross negligence or willful misconduct. In the case of an investigation, litigation or other proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by GI Partners, the Company, any of their directors, security holders or creditors, an Indemnified Party or any other person or an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.

No Indemnified Party shall have any liability (whether in contract, tort or otherwise) to GI Partners, the Company or any of their security holders or creditors for or in connection with the transactions contemplated hereby, except to the extent such liability is determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Party's gross negligence or willful misconduct. In no event, however, shall any Indemnified Party be liable on any theory of liability for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings).

Section 6. Costs and Expenses. The Company shall pay or reimburse Citigroup and Merrill Lynch on demand for, all out-of-pocket costs and expenses incurred by Citigroup and Merrill Lynch, as the case may be, (whether incurred before or after the date hereof) in connection with the Facility and the preparation, negotiation, execution and delivery of this Commitment Letter, including the reasonable fees and expenses of counsel, regardless of whether any of the transactions contemplated hereby are consummated. The Company shall also pay all costs and expenses of Citigroup and Merrill Lynch (including, without limitation, the reasonable fees and disbursements of counsel) incurred in connection with the enforcement of any of their respective rights and remedies hereunder.

Section 7. Confidentiality. By accepting delivery of this Commitment Letter, the Company agrees that this Commitment Letter is for the confidential use of the Company only and that neither its existence nor the terms hereof will be disclosed by the Company to any person other than the officers, directors, employees, accountants, attorneys and other advisors, agents and representatives of the Company (the "***Company Representatives***"), and then only on a confidential and "need to know" basis in connection with the transactions contemplated hereby; provided, however, that the Company may make such other public disclosures of the terms and conditions hereof as the Company is required by law, in the opinion of the Company's counsel, to make. Notwithstanding any other provision in this letter, the Company, Citigroup and Merrill Lynch hereby agree that each of the Company, Citigroup and Merrill Lynch (and each Company Representative and each of the officers, directors, employees, accountants, attorneys and other advisors, agents and representatives of Citigroup and Merrill Lynch) may disclose to any and all persons, without

NYDOCS03/736296.6

3

limitation of any kind, the U.S. tax treatment and U.S. tax structure of the transactions contemplated hereby and all materials of any kind (including opinions and other tax analyses) that are provided to any of them relating to such U.S. tax treatment and U.S. tax structure.

Section 8. Representations and Warranties of the Company. The Company represents and warrants that (i) all information that has been or will hereafter be made available to Citigroup, Merrill Lynch, any Lender or any potential Lender by the Company or any of their representatives in connection with the transactions contemplated hereby is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made and (ii) all financial projections, if any, that have been or will be prepared by GI Partners or the Company and made available to Citigroup, Merrill Lynch, any Lender or any potential Lender have been or will be prepared in good faith based upon reasonable assumptions (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond the control of GI Partners and the Company, and that no assurance can be given that the projections will be realized). The Company agrees to supplement the information and projections from time to time until the Operative Documents become effective so that the representations and warranties contained in this paragraph remain correct.

In providing this Commitment Letter, Citigroup and Merrill Lynch are relying on the accuracy of the information furnished to it by or on behalf of GI Partners, the Company and their affiliates without independent verification thereof and acknowledge that the information provided by GI Partners, the Company or their affiliates to Citigroup, Merrill Lynch and the prospective Lenders is being provided on a confidential basis.

Section 9. No Third Party Reliance, Etc. The agreements of Citigroup and Merrill Lynch hereunder and of any Lender that issues a commitment to provide financing under the Facility are made solely for the benefit of the Company and may not be relied upon or enforced by any other person (other than GI Partners to the extent expressly set forth herein). Please note that those matters that are not covered or made clear herein are subject to mutual agreement of the parties. The Company may not assign or delegate any of its rights or obligations hereunder without the prior written consent of Citigroup and Merrill Lynch. This Commitment Letter may not be amended or modified, or any provisions hereof waived, except by a written agreement signed by all parties hereto. This Commitment Letter is not intended to create a fiduciary relationship among the parties hereto.

The Company acknowledges that Citigroup and/or Merrill Lynch and/or one or more of their respective affiliates may provide financing, equity capital, financial advisory and/or other services to parties whose interests may conflict with the interests of GI Partners or the Company. Consistent with the policies of Citigroup and Merrill Lynch to hold in confidence the affairs of their customers, neither Citigroup nor any of its affiliates will furnish confidential information obtained from GI Partners or the Company to any of Citigroup's other customers, and neither Merrill Lynch nor any of its affiliates will furnish confidential information obtained from GI Partners or the Company to any of Merrill Lynch's other customers. Furthermore, neither Citigroup nor any of its affiliates will make available to GI Partners or the Company confidential information that Citigroup obtained or may obtain from any other person, and neither Merrill Lynch nor any of its affiliates will make available to GI Partners or the Company confidential information that Merrill Lynch obtained or may obtain from any other person.

Section 10. Governing Law, Etc. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York. This Commitment Letter sets forth the entire agreement between the parties with respect to the matters addressed herein and supersedes all prior

NYDOCS03/736296.6 4

communications, written or oral, with respect hereto. This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same Commitment Letter. Delivery of an executed counterpart of a signature page to this Commitment Letter by telecopier shall be as effective as delivery of an original executed counterpart of this Commitment Letter. Sections 4 through 8, 10 and 11 hereof shall survive the termination of the commitments of Citigroup and Merrill Lynch hereunder. The Company acknowledges that information and documents relating to the Facility may be transmitted through Intralinks, the internet or similar electronic transmission systems.

Section 11. Waiver of Jury Trial. Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter or the transactions contemplated hereby or the actions of the parties hereto in the negotiation, performance or enforcement hereof.

[Balance of Page Intentionally Left Blank.]

NYDOCS03/736296.6

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Please indicate the acceptance of the Company of the provisions hereof by signing the enclosed copy of this Commitment Letter and the Fee Letter and returning them to David Bouton, Director, Citigroup Global Markets Inc., 390 Greenwich Street, New York, New York 10013 (fax: 212-723-8380) at or before 5:00 p.m. (New York City time) on September 28, 2004, the time at which the commitments of Citigroup and Merrill Lynch hereunder (if not so accepted prior thereto) will terminate. If the Company elects to deliver this Commitment Letter by telecopier, please arrange for the executed original to follow by next-day courier.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By________________________
Name: David Bouton
Title: Director

CITICORP NORTH AMERICA, INC.

By________________________
Name: David Bouton
Title: Vice President

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By________________________
Name:
Title:

MERRILL LYNCH CAPITAL CORPORATION

By________________________
Name:
Title:

ACCEPTED AND AGREED
on September 29, 2004:

DIGITAL REALTY TRUST, L.P.
BY: Digital Realty Trust, Inc., its general partner

By A William Stein
Name: A WILLIAM STEIN
Title: AUTHORIZED SIGNATORY

NYDOCS03/736296.6

6

Please indicate the acceptance of the Company of the provisions hereof by signing the enclosed copy of this Commitment Letter and the Fee Letter and returning them to David Bouton, Director, Citigroup Global Markets Inc., 390 Greenwich Street, New York, New York 10013 (fax: 212-723-8380) at or before 5:00 p.m. (New York City time) on September 28, 2004, the time at which the commitments of Citigroup and Merrill Lynch hereunder (if not so accepted prior thereto) will terminate. If the Company elects to deliver this Commitment Letter by telecopier, please arrange for the executed original to follow by next-day courier.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By____________________
Name: David Bouton
Title: Director

CITICORP NORTH AMERICA, INC.

By____________________
Name: David Bouton
Title: Vice President

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By____________________
Name:
Title:

MERRILL LYNCH CAPITAL CORPORATION

By____________________
Name:
Title:

ACCEPTED AND AGREED
on September ___, 2004:

DIGITAL REALTY TRUST, L.P.
BY: Digital Realty Trust, Inc., its general partner

By____________________
Name:
Title:

6

Please indicate the acceptance of the Company of the provisions hereof by signing the enclosed copy of this Commitment Letter and the Fee Letter and returning them to David Bouton, Director, Citigroup Global Markets Inc., 390 Greenwich Street, New York, New York 10013 (fax: 212-723-8380) at or before 5:00 p.m. (New York City time) on September 28, 2004, the time at which the commitments of Citigroup and Merrill Lynch hereunder (if not so accepted prior thereto) will terminate. If the Company elects to deliver this Commitment Letter by telecopier, please arrange for the executed original to follow by next-day courier.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By____________________
Name: David Bouton
Title: Director

CITICORP NORTH AMERICA, INC.

By____________________
Name: David Bouton
Title: Vice President

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By Stephen D Paras
Name: STEPHEN D PARAS
Title: MANAGING DIRECTOR

MERRILL LYNCH CAPITAL CORPORATION

By Stephen D Paras
Name: STEPHEN D PARAS
Title: ~~MANAGING DIRECTOR~~ VICE PRESIDENT

ACCEPTED AND AGREED
on September ___, 2004:

DIGITAL REALTY TRUST, L.P.
BY: Digital Realty Trust, Inc., its general partner

By____________________
Name:
Title:

6